

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2021

Calvin Cooper
Chief Executive Officer
Rhove Real Estate 1, LLC
629 N. High Street, 6th Floor
Columbus, Ohio 43215

>   **Re: Rhove Real Estate 1, LLC**
>   **Amendment No. 1 to Offering Statement on Form 1-A**
>   **Filed November 3, 2021**
>   **File No. 024-11645**

Dear Mr. Cooper:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 14, 2021 letter.

Amended Offering Statement on Form 1-A filed November 3, 2021

General

1.   Refer to prior comment 1. We note your revised disclosure that the initial closing of each series will occur within 15 days after the date subscriptions for the minimum aggregate amount of $38,600,000.00 of Gravity Series Shares have been accepted. On page 152 you continue to disclose that the Manager and Dalmore will review the subscription documentation and that you reserve the right to reject any subscription, for any or no reason at any time prior to a closing. Additionally, it appears that you may terminate an offering for a series at any time prior to the initial closing. We note similar provisions for the City Park Quad series. We also note that for the Empire series you do not specify an initial closing date. As it appears that you have an undetermined time to process

subscription requests and can reject a subscription for any reason, please provide us your analysis as to whether your offering should be considered to be a delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.

Description of Gravity Series, page 73

2.   We continue to evaluate your response to comment 4 and may have further comments.

Plan of Distribution, page 145

3.   We reissue prior comment 5. We continue to note that the company may undertake one or more closings. We also note that an investor's subscription is irrevocable. Please explain to us in more detail how the subsequent closings will work in conjunction with this offering. For example, please provide additional detail about the timing and mechanics of the subsequent closings, such as how often they will occur, how long a subsequent closing will take, and whether the decision to effect a subsequent closing is in the company's sole discretion. Provide us with your detailed legal analysis demonstrating how the potential suspension and delay of the offering in the manner identified above would be consistent with a continuous offering for purposes of compliance with Rule 251(d)(3)(i)(F) of Regulation A.

    You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kendall Almerico, Esq.